Mail Stop 4720

October 23, 2009

Michael L. Kranda
Chief Executive Officer
Anesiva, Inc.
650 Gateway Boulevard
South San Francisco, California 94080

> **Re:** **Anesiva, Inc.**
> **Revised Preliminary Proxy Statement Form PRER14A (Amendment No. 3)**
> **Filed October 21, 2009**
> **File No. 000-50573**

Dear Mr. Kranda:

We have reviewed your amended filing and response letter as received on October 21, 2009 in relation to our comment letter sent October 15, 2009. We have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form PRER14A

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1. Basis of Presentation, page 142

1. Refer to your response to our comment 2 and pro forma adjustment (k). Please revise your purchase price disclosure and pro forma adjustment (k) to include the fair value of the Zingo assets which would result in the reduction of goodwill and not accumulated deficit.

2. Pro Forma Adjustments, page 143

2. Refer to your response to our comment 1. Please revise pro forma adjustment (h) to indicate this expense is specifically excluded from the pro forma statements of operations because it is non-recurring.

3. Refer to your response to our comment 4 and pro forma adjustment (j).

- Please tell us why gain recognition is appropriate in acquisition accounting and the relevant literature you used to support your basis of accounting for the gain. Tell us what factors you considered in determining what a market participant would charge to assume these liabilities. In your response, please explain whether you intend to record a gain in your post-acquisition financial statements. If not, please revise your disclosure to clarify and move the credit side of pro forma adjustment (j) from accumulated deficit to additional paid-in capital to reflect the increase in consolidated equity resulting from debt forgiveness in conjunction with the acquisition.
- Please revise your purchase price disclosure in Note 1 to include the fair value of the liabilities you are assuming from Anesiva.
- Please revise your disclosure throughout your filing to clarify the ramification if claims existing, but unasserted, at the acquisition date arise after the completion of your acquisition transaction. In this regard, are previous shareholders of Arcion or any other party indemnified for future claims in excess of the $3.5 million liability threshold?

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Sasha Parikh at (202) 551-3627 or Mark Brunhofer at (202) 551-3638 if you have any question in relation to accounting matters. Please contact Bryan Pitko at (202) 551-3203 or Suzanne Hayes at (202) 551- 3675 with any other questions. In this regard please also feel free to contact me at (202) 551-3715.

       Sincerely,

       Jeffrey Riedler
       Assistant Director

cc: Matthew Hemington
       Cooley Godward Kronish LLP
       Five Palo Alto Square
       3000 El Camino Real
       Palo Alto, CA 94306-2155